ZEN Graphene Solutions Announces

2021 Biocidal Coating Production Plans

Guelph, ON - March 24, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a next-gen nanomaterials technology company, is pleased to announce its preliminary biocidal coating production plan to meet the strong demand in the personal protective equipment (PPE) and air filtration markets. ZEN successfully transitioned from bench scale to pilot scale and has begun investing in additional pilot-scale capacity to help meet immediate demands. This intermediate step will significantly increase our current capacity to supply the demand from Trebor RX and provide product for new customers while the design and construction of our industrial-scale expansion continues with our engineering firm, Bantrel. For 2021, we currently expect the following timing and production estimates as expressed in terms of number of coated disposable masks:

Timing	Monthly Coating Capacity
Current	Pilot Scale	4 million masks
June	Multiple Pilot Scale	32 million masks
November	Industrial Scale	800 million masks

Greg Fenton, ZEN CEO commented: “Our graphene-based biocidal coating is an innovative product that can be applied to everyday materials to help protect people and the environment. With commercialization in the PPE and air filtration markets gaining momentum, we are preparing for existing orders and future requirements resulting from ongoing discussions with current and potential partners in these markets and others. To achieve our scale-up plans we will need to invest in our assets, but we believe our approach will strike the right balance between the needs of our current and future customers, project timelines and capital efficiency.”

"Ensuring we can monetize current opportunities as quickly as possible while continuing to build an IP portfolio for the future is paramount; optimizing our supply chain is the key enabler for these priorities and why it will remain top- of-mind for ZEN," added Mr. Fenton.

About ZEN Graphene Solutions Ltd.
ZEN is a next-gen nanomaterials technology company developing graphenebased technologies that help protect people and the environment. ZEN is currently focused on commercializing a patent pending graphene-based coating with 99% biocidal activity, including against COVID-19, and the potential to use similar graphene compounds as pharmaceutical products against infectious diseases. The company has a significant R&D pipeline with an interest in monomers, polymers, metal alloys, corrosion coatings, biosensors along with the production of graphene oxide and graphene quantum dots. Additionally, the company owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN’s Albany PureTM Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: Gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.